Filed by Quinton Cardiology Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Quinton Cardiology Systems, Inc.
Commission File No.: 000-49755
URGENT NOTICE
TO THE STOCKHOLDERS OF
Quinton Cardiology Systems, Inc.
August 15, 2005
Dear Stockholder,
Please remember that the Special Meeting of Stockholders of Quinton Cardiology Systems, Inc. is fast approaching and will be held on August 31, 2005.
At the Special Meeting, you are being asked to vote on a number of proposals to provide for the following:
•	To consider and vote on a proposal to approve and adopt the merger agreement dated as of February 28, 2005 as amended on June 23, 2005 among Quinton Cardiology Systems, Inc., Cardiac Science, Inc., CSQ Holding Company, Rhythm Acquisition Corporation and Heart Acquisition Corporation;

•	To approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the foregoing proposal.

•	To transact any other business that properly comes before the special meeting.
Your vote is important. Whether or not you expect to attend the meeting, you are requested to complete, sign and date the enclosed proxy voting instruction form as promptly as possible so that your shares may be represented at the meeting.
Your prompt response is appreciated. Given the short time frame before the meeting date, you are encouraged to vote your shares by utilizing the toll-free number that is listed on the enclosed proxy voting form.
We hope to hear from you. If you need assistance in casting your vote, please call Mellon Investor Services (the company’s proxy solicitation agent) at: 1-917-320-6283.
Sincerely,

/s/ Michael K. Matysik
Michael K. Matysik
Senior Vice President, Chief Financial Officer
and Secretary
Additional Information about the Merger
Under the terms of the merger agreement, the parties have formed a new corporation, CSQ Holding Company, and two wholly-owned acquisition subsidiaries of CSQ Holding Company that will merge with and into Quinton Cardiology Systems, Inc. and Cardiac Science, Inc., respectively. As part of the proposed transaction, Quinton will also merge into CSQ Holding Company. CSQ Holding Company has filed a definitive joint proxy statement/prospectus in connection with the proposed merger transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus carefully because it sets forth important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Investor Relations at (425) 402-2009.
Quinton and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the transaction is included in the joint proxy statement/prospectus of Quinton and Cardiac Science described above. Additional information regarding the directors and executive officers of Quinton is also included in Quinton’s Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about April 22, 2005. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Investor Relations at (425) 402-2009.